As filed with the Securities and Exchange Commission on June 30, 1995.
                                					     Registration No. 33-60497



          		      SECURITIES AND EXCHANGE COMMISSION
                 			   Washington, D.C. 20549

	                		       AMENDMENT NO. 1
				                            TO
                      				   FORM S-3

	                		    REGISTRATION STATEMENT
                     				     UNDER
                			  THE SECURITIES ACT OF 1933

	               		       3Com CORPORATION
	    (Exact name of Registrant as specified in its charter)

   California                        3577                     94-2605794
(State or other         (Primary Standard Industrial)      (I.R.S. Employer
jurisdiction of              Classification Number)       Identification No.)
 incorporation
or organization)

	                    		      5400 Bayfront Plaza
                   			   Santa Clara, CA 95052-8145
                           				(408) 764-5000
      (Address, including zip code, and telephone number, including area
	            code, of Registrant's principal executive offices)

	                    		       ERIC A. BENHAMOU
             		     President and Chief Executive Officer
                    			       3Com CORPORATION
                     			     5400 Bayfront Plaza
                     			  Santa Clara, CA 95052-8145
                           				(408) 764-5000
    (Name, address, including zip code, and telephone number, including
                     			area code, of agent for service)

				  Copies to:
BRADLEY J. ROCK, ESQ.                           MARK D. MICHAEL, ESQ.
JOHN W. KUO, ESQ.                               Vice President,
Gray Cary Ware & Freidenrich                    General Counsel and Secretary
A Professional Corporation                      3Com Corporation
400 Hamilton Avenue                             5400 Bayfront Plaza
Palo Alto, CA 94301                             Santa Clara, CA 95052-9145

      Approximate date of commencement of proposed sale to the public:
      As soon as practicable after the effective date of this Registration
				  Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following
box:   [   ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [ X ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.  [   ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.  [   ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box.  [   ]


This Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such
Section 8(a), may determine.



                 				483,309 Shares

			                  3COM CORPORATION

                  				 Common Stock
	      	    _____________________________________

	The 483,309 shares of Common Stock of 3Com Corporation (3Com or the Company) covered by this Prospectus (the Shares) are outstanding shares that may be sold from time to time by or on behalf of certain Shareholders (the Selling Shareholders) of the Company described in this Prospectus under "Selling Shareholders." The Selling
Shareholders acquired the Shares from the Company in a private transaction related to the Company's acquisition of all of the outstanding stock of Sonix Communications Limited (Sonix), a company formed and registered in England. The Company has agreed to register the Shares under the Securities Act of 1933, as amended (the
Securities Act), and to use its best efforts to cause the registration statement covering the Shares to be declared effective and to remain effective for up to two (2) years following the date of the Acquisition and Exchange Agreement, dated March 22, 1995, by and among 3Com and the Shareholders of Sonix (the Acquisition Agreement). The Company will not receive any of the proceeds from the sale of the Shares by the Selling Shareholders.

	The Company has been advised by the Selling Shareholders that they may sell all or a portion of the Shares from time to time in the Nasdaq National Market, in negotiated transactions or otherwise, and on terms and at prices then obtainable. The Selling Shareholders and any broker-dealers, agents or underwriters that participate with the Selling Shareholders in the distribution of any of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The Company and the Selling Shareholders have agreed to certain indemnification arrangements. See "Plan of Distribution."

	The Company will bear the cost of preparing and printing the Registration Statement, the Prospectus and any Prospectus Supplements and all filing fees and legal and accounting expenses associated with registration under federal and state securities laws. The Selling Shareholders will pay all other expenses related to the distribution of the Shares.

	THE SHARES HAVE NOT BEEN REGISTERED FOR SALE UNDER THE SECURITIES LAWS OF ANY STATE OR JURISDICTION AS OF THE DATE OF THIS PROSPECTUS. BROKERS OR DEALERS EFFECTING TRANSACTIONS IN THE SHARES SHOULD CONFIRM THE REGISTRATION OF THE SHARES UNDER THE SECURITIES LAWS OF THE STATES
IN WHICH SUCH TRANSACTIONS OCCUR, OR THE EXISTENCE OF ANY EXEMPTIONS
FROM SUCH REGISTRATION.

	The Company's Common Stock is listed on the National Market of the National Association of Securities Dealers, Inc. (the NASD) and is traded under the symbol "COMS". On June 28, 1995, the last sales price of the Company's Common Stock as reported on the NASD Automatic Quotation System was $67.


	See "Risk Factors" beginning on page 3 hereof for information that should be considered by prospective purchasers of the Shares offered hereby.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
AND
EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
SECURITIES
AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
THE
ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE
CONTRARY
IS A CRIMINAL OFFENSE.


		 The date of this Prospectus is July __, 1995.



			    AVAILABLE INFORMATION

	3Com Corporation (3Com or the Company) is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), and in accordance therewith files reports, proxy statements, and other information with the Securities and Exchange Commission (the Commission). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Regional Offices of the Commission located at 500 West Madison Street, Chicago, Illinois 60621 and 75 Park Place, New York, New York 10007. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the Commission.

	The Company has also filed a Registration Statement (together with all amendments and exhibits thereto, the Registration Statement) under the Securities Act of 1933, as amended (the Securities Act) with the Commission. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, copies of which may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the Commission.


	      INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

	The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference:
(1) the Company's Current Report on Form 8-K as filed on May 16, 1995, as amended, regarding the acquisition of Sonix Communications Limited;
(2) the Company's Current Report on Form 8-K filed June 20, 1995 regarding the acquisition of Primary Access Corporation; (3) the Company's Annual Report on Form 10-K for the year ended May 31, 1995 filed June 29, 1995; and (4) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A, as filed with the Commission on September 28, 1984.

	All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

	The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated by reference in this Prospectus (other than any exhibits thereto). Requests for such documents should be directed to 3Com Corporation at 5400 Bayfront Plaza, Santa Clara, CA 95052-8145, Attn: General Counsel (phone number 408-764-5000).
			      -----------------



				 THE COMPANY

	3Com designs, develops, manufactures, markets and supports a broad range of ISO 9000-compliant global data networking connectivity solutions for building/campus backbone, wide-area network (WAN) backbone, workgroup, remote office and personal office environments. 3Com offers virtually all the necessary components to build and manage these networking infrastructures, including routers, hubs, remote access servers, switches, adapters and network management for Ethernet, Token Ring, FDDI, ATM and other high-speed data networks.
As data networks have grown in size and importance and have become the primary computing environment for many organizations, customers are demanding increased performance, scalability and network access. 3Com's architecture for scaling performance and extending the reach of customers' data networks is called High Performance Scalable Networking (HPSN). HPSN encompasses the full breadth of 3Com's products and provides a blueprint for planning, implementing and managing customers' connectivity systems requirements. With an emphasis on industry standards, interoperability and investment protection, 3Com solutions are designed to reduce the overall cost of network ownership.

	3Com's products are marketed worldwide through multiple indirect channels, such as systems integrators, value-added resellers, distributors and original equipment manufacturers, as well as directly to large customers. 3Com maintains sales offices in 30 countries, service and support centers on three continents and manufacturing and distribution centers in the U.S. and Europe. 3Com sells its products to a wide range of customers in a variety of markets, including financial services, education, government, healthcare, manufacturing and technology.

	3Com was incorporated in California in June 1979. 3Com's executive offices are located at 5400 Bayfront Plaza, Santa Clara, California 95052-8145; its telephone number at that address is (408) 764-5000.


				 RISK FACTORS

	In addition to other information contained in this Prospectus or incorporated by reference, the following factors should be considered carefully in evaluating the Company and its business before purchasing the shares of Common Stock offered hereby.

	New Products and Technological Change. The market for 3Com's products is characterized by rapid technological developments, evolving industry standards, changes in customer requirements, frequent new product introductions and enhancements and short product life cycles. 3Com's success depends in substantial part upon its ability, on a cost-effective and timely basis, to continue to enhance its existing products and to develop and introduce new products that take advantage of technological advances. An unexpected change in one or more of the technologies affecting data networking or in market demand for products based on a particular technology could have a material adverse effect on 3Com's operating results. For instance, a large portion of 3Com's revenues is comprised of sales of products based on Ethernet technology. 3Com's operating results could be adversely affected if there is an unexpected change in demand for products based on such technology or if 3Com does not respond timely and effectively to expected changes. 3Com is engaged in research and development activities in certain emerging LAN and WAN high-speed technologies, such as 100 Mbps Ethernet, ATM and ISDN. There can be no assurance that 3Com will be able to timely and successfully develop new products to address new industry transmission standards and technological changes or to respond to new product announcements by others or that such products will achieve market acceptance.

	Competition. 3Com experiences and expects substantial additional competition from established and emerging computer, communications, intelligent network wiring and network management companies. The primary competitors for 3Com's products are Bay Networks, Inc., Cabletron Systems, Inc., Cisco Systems, Intel Corporation and Standard Microsystems Corporation. There can be no assurance that 3Com will be able to compete successfully in the future with existing competitors or new competitors. The data networking industry has become increasingly competitive and 3Com's results may be adversely affected by the actions of existing or future competitors. Such actions may include the development or acquisition of new technologies, the introduction of new products, the assertion by third parties of patent or similar intellectual property rights, and the reduction of prices by competitors to gain or retain market share. Industry consolidation or alliances may also affect the competitive environment. In particular, competitive pressures from existing or new competitors who offer lower prices or introduce new products could result in delayed or deferred purchasing decisions by potential customers and price reductions, both of which would adversely affect 3Com's sales and operating margins. The industry in which the Company competes is characterized by declining average selling prices, which the Company anticipates will continue. This trend could adversely impact 3Com's sales and operating margins. 3Com participates in the designing, manufacturing and marketing on-premises equipment. 3Com's competitors typically compete in one or more segments of the on-premises sector of the data networking market. These companies are using their resources and technical expertise to improve and expand their product lines in an effort to gain market share. Several are extending their product offerings beyond a single market segment and pursuing strategies more closely resembling 3Com's global data networking strategy.

	Product Protection and Intellectual Property. 3Com currently relies upon a combination of patents, copyrights, trademarks and trade secret laws to establish and protect its proprietary rights in its products. 3Com maintains as proprietary the software and other portions of the technology incorporated in its products. 3Com has been issued and has applied for numerous patents in the United States on various aspects of its hardware and software products. There can be no assurance that the steps taken by 3Com to protect its proprietary rights will be adequate to prevent misappropriation of its technology or that 3Com's competitors will not independently develop technologies that are substantially equivalent or superior to 3Com's technology. In addition, the laws of some foreign countries do not protect 3Com's proprietary rights to the same extent as do the laws of the United States. In addition, no assurance can be given that any patents currently held or issued to 3Com in the future will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide competitive advantages.

	From time to time 3Com receives communications asserting that 3Com's use of trademarks, or that 3Com's products infringe or may infringe the rights of third parties. There can be no assurance that any such claims will not result in protracted and costly litigation; however, based upon general practice in the industry 3Com believes that such matters can ordinarily be resolved without any material impact on its financial position or results of operations.

	Uncertainties Related to the Integration of Recently Acquired Businesses. The successful integration of companies in the networking industry may be more difficult to accomplish than in other industries. 3Com has recently consummated the acquisition of Primary Access Corporation (Primary Access) and Sonix Communications Limited (Sonix). There can be no assurance that 3Com will be successful in developing products based on Primary Access' or Sonix's technology or engineering expertise, that 3Com will be successful in integrating its own distribution channels with those of Primary Access or Sonix, that 3Com will be successful in penetrating Primary Access' or Sonix's installed customer base, that 3Com will be successful in selling Primary Access' or Sonix's products to its own customer base, that the combined companies will retain their key personnel or that 3Com will realize any of the other anticipated benefits of the acquisitions.

	Acquisition Strategy. Acquisitions of complementary businesses are an active part of 3Com's overall business strategy. In addition to the Primary Access and Sonix acquisitions, 3Com has recently consummated acquisitions of several other businesses, including NiceCom, Ltd., Synernetics, Inc. and Centrum Communications, Inc.
3Com continually evaluates potential acquisition and investment opportunities. There can be no assurance that products, technologies and businesses of acquired companies will be effectively assimilated into 3Com's business or product offerings. In addition, 3Com may incur significant expenses to complete acquisitions and investments and to support the acquired products, and there can be no assurance that such technologies or businesses will contribute to 3Com's revenues or earnings to any material extent. Further, the challenge of managing the integration of several companies simultaneously is significant, and there can be no assurance that 3Com will be able to successfully manage such integration.

	Volatility of Stock Price. Based on the trading history of its stock, 3Com believes factors such as announcements of new products by 3Com or its competitors, sales of stock into the market by existing holders, quarterly fluctuations in 3Com's financial results and general conditions in the data networking market have caused and are likely to continue to cause the market price of the 3Com Common Stock to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of 3Com's Common
Stock.

	Small Backlog and Potential Fluctuations in Quarterly Results. 3Com customers place orders on an as needed basis and 3Com typically ships products within one to four weeks after receipt of an order. Accordingly, 3Com does not maintain a substantial backlog, and most of its revenues in each quarter result from orders booked in that quarter. 3Com establishes its expenditure levels based on its expectations as to future revenues, and if revenue levels were to be below expectations this could cause expenses to be disproportionately high. As a result, a drop in near term demand will significantly affect operating results which may fluctuate for this reason or as a result of a number of other factors, including increased competition, variations in the mix of sales, announcements of new products by 3Com or its competitors and capital spending patterns of 3Com's customers.

	Dependence Upon Suppliers. Some key components of 3Com's products are currently available only from single sources. The inability of 3Com to obtain certain components could require 3Com to redesign or delay shipment of several of its data networking products. 3Com has sought to establish close relationships with sole-source suppliers and/or to build up inventory of such components; however, there can be no assurance that production will not be interrupted due to the unavailability of components. 3Com believes that its inventory levels of these components, combined with finished components held by 3Com's suppliers, are adequate for its presently forecasted needs. Although 3Com has contractual arrangements with certain of its sole-source suppliers, there can be no assurance that in the future 3Com's suppliers will be able to meet the demand for components in a timely and cost-effective manner. 3Com's operating results and customer relationships could be adversely affected by either an increase in prices for, or an interruption or reduction in supply of, any key components.

	Certain Charter Provisions. Certain charter provisions and 3Com's shareholder rights plan could have the effect of delaying, deferring or preventing a change in control of 3Com. In addition, 3Com's charter eliminates the personal monetary liability of its directors for breach of their duty of care, and 3Com has entered into agreements with its officers and directors indemnifying them against losses they may incur in legal proceedings resulting from their service to 3Com.

	Acts of God. 3Com's corporate headquarters and a large portion of its research and development activities and other critical business operations are located near major earthquake faults. Operating results could be materially adversely affected in the event of a major earthquake.

	Attraction and Retention of Key Employees. Competition for qualified personnel in the computer and communications industries is intense. The future success of 3Com will depend in large part on its ability to attract and retain key employees.

	Manufacturing Facilities. 3Com is currently increasing its manufacturing capabilities in two locations. While 3Com has significant experience in expanding its manufacturing operations, such expansion may be subject to delay due to labor issues, adverse weather and construction or other unforeseeable delays, which could adversely affect 3Com's operating results and customer relationships.



			       MATERIAL CHANGES

	Please note the descriptions of recently acquired businesses set forth in the Company's Current Report on Form 8-K as filed on May 16, 1995, as amended, regarding the acquisition of Sonix Communications Limited, the Company's Current Report on Form 8-K as filed on June 20, 1995, regarding the acquisition of Primary Access Corporation, and the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 1995 as filed on June 29, 1995.



			    SELLING SHAREHOLDERS

	Schroder International Trust Company Limited, as trustee of Schroder UK Venture Fund III Trust; Schroder Venture Managers Inc., as general partner of Schroder UK Venture Fund III LP1; Schroder Venture Managers Inc., as general partner of Schroder UK Venture Fund III LP2; and Greylock Limited Partnership acquired their Shares from the Company in connection with the Company's acquisition of all of the outstanding stock of Sonix Communications Limited (Sonix), a company formed and registered in England. The acquisition was consummated on May 1, 1995. Pursuant to the Acquisition and Exchange Agreement dated March 22, 1995 between the Company and all of the shareholders of Sonix, the Selling Shareholders received the Shares directly from the Company in exchange for the Sonix Ordinary Shares owned and held by them.

	The following table lists the Selling Shareholders, the number of shares of the Company's Common Stock which each owned or had the right to acquire as of June 20, 1995, the number of shares of the Company's Common Stock which may be sold by each, and the number and (if one percent or more) the percentage of the Company's shares of Common
Stock which each will own or have the right to acquire after the offering pursuant to this Registration Statement, assuming the sale of all the shares which may be sold:

			                           Shares                  Shares     Percentage
	                     		       Owned     Shares to  Owned After  Owned After
  Selling Shareholders      Before Sale   Be Sold      Sale         Sale

Schroder International
Trust Company Limited,
as trustee of Schroder
UK Venture Fund III Trust   130,663       130,663       --           --

Schroder Venture Manager
Inc., as general partner
of Schroder UK Venture
Fund III LP1                127,692       127,692       --           --

Schroder Venture Manager
Inc., as general partner
of Schroder UK Venture
Fund III LP2                 63,851        63,851       --           --

Greylock Limited
Partnership                 161,103       161,103       --           --



			    PLAN OF DISTRIBUTION

	The Company has been advised by the Selling Shareholders that they may sell all or a portion of the Shares from time to time on the Nasdaq National Market, or otherwise, at prices and on terms prevailing at the time of sale or at prices related to the then current market price, or in negotiated transactions. The Shares may be sold by one or more of the following methods: (a) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this Prospectus; (c) an over-the-counter distribution in accordance with the rules of the Nasdaq National Market; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (e) in privately negotiated transactions. The Selling Shareholders have agreed to certain restrictions on trading in 3Com Common Stock that prohibit open market offers or sales (i) beginning fourteen (14) days prior to the end of each fiscal year or quarter of 3Com and ending the date of 3Com's filing of a periodic report on Form 10-K or 10-Q corresponding to such fiscal year or quarter, and (ii) during such other time that 3Com, in its reasonable judgment, determines that there is or may be material undisclosed information or events with respect to 3Com. There is no assurance that any of the Selling Shareholders will offer or sell any or all of the Shares registered hereunder.

	In effecting sales, brokers or dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the Selling Shareholders in amounts to be negotiated prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended, in connection with such sales.
The Company will pay all expenses incident to the offering and sale of the Shares to the public other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes.

	The Company has agreed to indemnify the Selling Shareholders, and any underwriter and certain control and other persons related to the foregoing persons against certain liabilities, including liabilities under the Securities Act. The Selling Shareholders have agreed to indemnify the Company and certain related persons against certain liabilities, including liabilities under the Securities Act.

	The Company has agreed with the Selling Shareholders to keep the Registration Statement, of which this Prospectus constitutes a part, effective for up to two (2) years following the date of the Acquisition Agreement. The Company intends to de-register any of the Shares not sold by the Selling Shareholders at the end of such two (2) year period; however, at such time, any unsold shares may be freely tradable subject to compliance with Rule 144 of the Securities Act.



			       USE OF PROCEEDS

	The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders.



				   EXPERTS

	The supplemental and historical consolidated financial statements of 3Com Corporation as of May 31, 1995 and 1994 and for each of the three years in the period ended May 31, 1995 included and incorporated by reference in this Prospectus have been audited by Deloitte & Touche LLP, as stated in their reports, dated June 28, 1995 (which includes an emphasis paragraph relating to the restatement of the supplemental consolidated financial statements for a pooling of interests subsequent to the date of the historical financial statements) and dated June 14, 1995, which are included and incorporated by reference herein, except for the premerger financial statements of Primary
Access Corporation as of October 3, 1993, and for the fifty-three weeks ended October 3, 1993 and the fifty-two weeks ended September
27, 1992 which have been audited by KPMG Peat Marwick LLP, as stated in their report included herein (which financial statements are included in the fiscal 1994 and 1993 supplemental consolidated financial statements of 3Com Corporation) and have been so included and incorporated in reliance upon the respective reports of such firms given upon their authority as experts in accounting and auditing.
Both of the foregoing firms are independent auditors.


				LEGAL MATTERS

	The legality of the Shares is being passed upon by Gray Cary Ware & Freidenrich, A Professional Corporation, Palo Alto, California.






			      3Com Corporation

	  Index to Supplemental Consolidated Financial Statements
	  -------------------------------------------------------

Supplemental Financial Statements:
  Independent Auditors' Report - Deloitte & Touche LLP
  Independent Auditors' Report - KPMG Peat Marwick LLP
  Supplemental Consolidated Statements of Operations for the years ended
    May 31, 1995, 1994 and 1993
  Supplemental Consolidated Balance Sheets at May 31, 1995 and 1994 Supplemental Consolidated Statements of Shareholders' Equity for the
    years ended May 31, 1995, 1994 and 1993
  Supplemental Consolidated Statements of Cash Flows for the years ended
    May 31, 1995, 1994 and 1993
  Notes to Supplemental Consolidated Financial Statements


Independent Auditors' Report
- ----------------------------

To the Shareholders and Board of Directors of 3Com Corporation:

We have audited the accompanying supplemental consolidated balance sheets of 3Com Corporation and its subsidiaries as of May 31, 1995 and 1994, and the related supplemental consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended May 31, 1995. These supplemental financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these supplemental financial statements based on our audits. We did not audit the balance sheet of Primary Access Corporation as of October 3, 1993, or the related statements of operations, stockholders' equity (deficit), and cash flows of Primary Access Corporation for the fifty-three weeks ended October 3, 1993 and the fifty-two weeks ended September 27, 1992, which statements are combined with 3Com Corporation's statements as of May 31, 1994 and for the years ended May 31, 1994 and 1993, and reflect total assets of $12,897,000 , total revenues of $24,052,000 and $13,798,000, respectively, and net income of $4,478,000 and $1,116,000, respectively. Those statements were audited by other auditors whose report, dated November 5, 1993, on those statements has been furnished to us, and our opinion, insofar as it relates to the amounts included for Primary Access Corporation, is based solely on the report of such other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

The supplemental consolidated financial statements give retroactive effect to the merger of 3Com Corporation and Primary Access Corporation on June 9, 1995, which has been accounted for as a pooling-of-interests as described in Notes 1 and 3 to the supplemental consolidated financial statements. Generally accepted accounting principles proscribe giving effect to a consummated business combination accounted for by the pooling-of-interests method in financial statements that do not include the date of consummation. These financial statements do not extend through the date of consummation, however, they will become the historical consolidated financial statements of 3Com
Corporation and subsidiaries after financial statements covering the date of consummation of the business combination are issued.

In our opinion, based on our audits and the report of the other auditors, the accompanying supplemental consolidated financial statements present fairly, in all material respects, the financial position of 3Com Corporation and its subsidiaries at May 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 1995 in conformity with generally accepted accounting principles applicable after financial statements are issued for a period which includes the date of consummation of the business combination.

/s/ Deloitte & Touche LLP
- -------------------------
DELOITTE & TOUCHE LLP

San Jose, California
June 28, 1995


Independent Auditors' Report

The Board of Directors and Stockholders
Primary Access Corporation:

We have audited the balance sheet of Primary Access Corporation (the Company) as of October 3, 1993, and the related statements of operations, stockholders' equity (deficit), and cash flows for the fifty-three weeks ended October 3, 1993 and the fifty-two weeks ended September 27, 1992 (not presented herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Primary Access Corporation as of October 3, 1993, and the related statements of operations, stockholders' equity (deficit), and cash flows for the fifty-three weeks ended October 3, 1993 and the fifty-two weeks ended September 27, 1992, in conformity with generally accepted accounting principles.


				      /s/ KPMG Peat Marwick LLP

San Diego, California
November 5, 1993



Supplemental Consolidated Statements of Operations
- --------------------------------------------------

                                   					       Years Ended May 31,
	                            			    ----------------------------------------
(In thousands, except per share data)  1995           1994            1993

Sales                               $1,325,693      $851,047        $630,966

Costs and Expenses:
  Cost of sales                        615,253       415,980         326,985
  Sales and marketing                  259,458       175,972         139,066
  Research and development             133,687        79,327          66,995
  General and administrative            54,982        41,865          36,391
  Purchased in-process technology       60,796       134,481              -
  Non-recurring items                    5,000            -            1,316
	                            			     ---------       -------         -------
Total                                1,129,176       847,625         570,753
                            				     ---------       -------         -------
Operating income                       196,517         3,422          60,213

Gain on sale of investment                  -         17,746              -

Other income-net                         3,359         3,313           1,200
	                            			     ---------       -------         -------
Income before income taxes             199,876        24,481          61,413

Income tax provision                    73,877        48,697          21,736
	                            			    ----------      --------        --------
Net income (loss)                   $  125,999      $(24,216)       $ 39,677
                            				    ==========      ========        ========

Net income (loss) per common and equivalent share:

  Primary                           $     1.67      $  (0.37)       $   0.61
  Fully-diluted                     $     1.65      $  (0.37)       $   0.60

Common and equivalent shares used in
computing per share amount:

  Primary                               75,531        64,810          65,392
  Fully-diluted                         76,349        64,810          66,436

See notes to supplemental consolidated financial statements.


Supplemental Consolidated Balance Sheets
- ----------------------------------------

                                   					       Years Ended May 31,
	                                   				     ----------------------
(Dollars in thousands)                          1995         1994

Assets

Current Assets:
  Cash and cash equivalents                   $149,210     $ 69,768
  Temporary cash investments                   184,338       63,413
  Trade receivables, less allowance
    for doubtful accounts
    ($16,221 in 1995 and $10,493 in 1994)      199,939      124,843
  Inventories                                  124,058       73,358
  Deferred income taxes                         43,922       31,236
  Other                                         21,868       10,277
                                   					       -------      -------
Total current assets                           723,335      372,895
Property and equipment--net                    110,449       68,063
Other assets                                    24,022       16,282
                                   					      --------     --------
Total                                         $857,806     $457,240
                                   					      ========     ========

Liabilities and Shareholders' Equity

Current Liabilities:
  Accounts payable                            $ 92,750     $ 53,155
  Accrued and other liabilities                126,124       93,747
  Income taxes payable                          52,853       19,090
  Current portion of long-term obligations         197          590
	                                   				      --------     --------
Total current liabilities                      271,924      166,582

Long-term debt                                 110,000           -
Other long-term obligations                      1,094        1,229

Shareholders' Equity:
  Preferred stock, no par value,
    3,000,000 shares authorized;
    none outstanding                                -            -
  Common stock, no par value,
    200,000,000 shares authorized;
    shares outstanding:  1995--71,532,286;
    1994--67,202,269                           311,075      231,985
  Unamortized restricted stock grants           (2,037)        (202)
  Retained earnings                            165,735       57,951
  Unrealized gain on available-for-sale
    securities                                     184           -
  Accumulated translation adjustments             (169)        (305)
					                                         --------     --------
Total shareholders' equity                     474,788      289,429
                                   					      --------     --------
Total                                         $857,806     $457,240
                                   					      ========     ========

See notes to supplemental consolidated financial statements.


Supplemental Consolidated Statements of Shareholders' Equity
- ------------------------------------------------------------

                                                Unamortized
                                                 Restricted
			                            	Common Stock    Stock Grants           Unrealized Accumulated
                            				------------      and Notes   Retained  Gain on   Translation
			                           Shares    Amount   Receivables  Earnings Securities Adjustments  Total
	                      		     ------------------------------------------------------------------------

Balances, June 1, 1992,
  as previously reported      58,676    $129,063   $ (120)    $71,354    $   -     $2,128    $202,425

Restatement for pooling of
  interests-Primary Access     1,092       8,807      (10)     (8,969)                 -         (172)
	                     		      ------    --------   ------     -------    -------   ------    --------
As restated                   59,768     137,870     (130)     62,385        -      2,128    $202,253

Stock issued                   5,869      22,904                                               22,904
Stock warrants buyback                    (1,300)                                              (1,300)
Repurchase of common stock    (1,772)     (4,300)              (5,340)                         (9,640)
Tax benefit from employee
  stock transactions                      11,955                                               11,955
Cancellation of restricted
  stock grants                   (20)       (131)     120                                         (11)
Pro forma tax provision
  of pooled entity                                              1,604                           1,604
Equity distributions of
  a pooled entity                                              (5,179)                         (5,179)
Adjustment to conform fiscal year
  of a pooled entity-Star Tek                                   2,163                           2,163
Accumulated translation adjustments                                                (1,986)     (1,986)
Repayment of notes receivable                           5                                           5
Net income                                                     39,677                          39,677
	                     		      ------     -------    -----      ------    -------   ------    --------
Balances, May 31, 1993        63,845     166,998       (5)     95,310       -         142     262,445
Stock issued                   4,757      22,925     (255)                                     22,670
Repurchase of common stock    (1,400)     (3,501)             (13,143)                        (16,644)
Tax benefit from employee
  stock transactions                      24,474                                               24,474
Amortization of restricted
  stock grants                                         53                                          53
Stock options assumed in
  connection with acquisitions            21,089                                               21,089
Accumulated translation adjustments                                                  (447)       (447)
Repayment of note receivable                            5                                           5
Net loss                                                      (24,216)                        (24,216)
                     			      ------    --------   ------     -------     ----     ------    --------
Balances, May 31, 1994        67,202     231,985     (202)     57,951       -        (305)    289,429
Stock issued                   3,765      33,963   (2,128)                                     31,835
Repurchase of common stock      (785)     (2,674)             (16,916)                        (19,590)
Tax benefit from employee
  stock transaction                       40,306                                               40,306
Amortization of restricted
  stock grants                                        293                                         293
Stock options assumed in
  connection with
  acquisitions                             6,508                                                6,508
Adjustment to conform pooled
  entity-Sonix                 1,208         844               (2,079)                (69)     (1,304)
Adjustment to conform fiscal
  year of pooled entity-
  Primary Access                 142         143                  780                             923
Unrealized gain on available-
  for-sale securities                                                      184                    184
Accumulated translation adjustments                                                   205         205
Net income                                                    125,999                         125,999
                     			      ------    -------- --------    --------     ----      -----    --------
Balances, May 31, 1995        71,532    $311,075 $(2,037)    $165,735     $184      $(169)   $474,788
                     			      ======    ======== ========    ========     ====      ======   ========

See notes to supplemental consolidated financial statements.


Supplemental Consolidated Statements of Cash Flows
- --------------------------------------------------

                                          						   Years Ended May 31,
	                                   				   ----------------------------------
(Dollars in thousands)                        1995        1994         1993

Cash flows from operations:
  Net income (loss)                         $125,999    $(24,216)    $ 39,677
  Adjustments to reconcile net income
     (loss) to cash provided by operations:
    Depreciation and amortization             47,482      30,922       25,361
    Gain on sale of investment                    -      (17,746)          -
    Deferred income taxes                    (24,175)     (9,865)      (3,523)
    Purchased in-process technology           60,796     134,481           -
    Adjustment to conform fiscal year
      of pooled entity                         3,013          -         2,163
    Pro forma provision for income taxes          -           -         1,604
    Non-cash restructuring costs              (1,100)         -        (3,346)
    Changes in assets and liabilities
      net of effects of acquisitions:
      Trade receivables                      (73,067)    (33,779)     (22,904)
      Inventories                            (50,190)      1,019      (20,055)
      Other current assets                   (11,045)      6,160       (3,889)
      Accounts payable                        37,556       9,556       11,573
      Accrued and other liabilities           39,747      (1,185)       6,902
      Income taxes payable                    73,821      34,927       17,618
                                   					     -------     -------       ------
Net cash provided by operations              228,837     130,274       51,181
                                   					     -------     -------       ------
Cash flows from investment activities:
  Proceeds from sale of investment               -        18,066           -
  Purchase of property and equipment        (77,817)     (36,938)     (22,534)
  Purchase of temporary cash investments   (183,232)     (76,841)     (72,962)
  Proceeds from temporary cash investments   60,585       90,612       40,496
  Acquisition of businesses and related
    purchase-price adjustment               (65,832)     (98,128)       2,946
  Other-net                                   4,007       (3,020)         907
                                   					   ---------    ---------     --------
  Net cash used for investment activities  (262,289)    (106,249)     (51,147)
                                   					   ---------    ---------     --------
  Cash flows from financing activities:
    Sale of stock                            28,155       22,670       22,397
    Repurchase of common stock              (19,590)     (16,644)      (9,640)
    Repurchase of stock warrants                 -            -        (1,300)
    Net proceeds from issuance of
      convertible debt                      107,330           -            -
    Notes payable                                -            -         3,326
    Repayments of notes payable and
      capital lease obligations              (3,206)      (2,287)        (750)
    Equity distributions of pooled entity        -            -        (5,179)
    Other-net                                   205         (448)      (1,867)
                                   					    -------      -------       ------
Net cash provided by financing activities   112,894        3,291        6,987
                                   					    -------      -------       ------
Increase in cash and cash equivalents        79,442       27,316        7,021
                                   					    -------      -------       ------
Cash and cash equivalents at
  beginning of year                          69,768       42,452       35,431
                                   					   --------      -------      -------
Cash and cash equivalents at end of year   $149,210      $69,768      $42,452
                                   					   ========      =======      =======
Other cash flow information:
  Interest paid                            $  5,526      $   165      $   418
  Income taxes paid                          25,039       22,169        5,910
  Non-cash investing and financing activities-
    Tax benefit on stock option
      transactions                           40,306       24,474       11,955
    Stock issued and options assumed in
      business acquisitions                  10,118       21,089           -

- -------------------------------------------------------------------------------

In connection with the purchase acquisitions in fiscal 1995 (see Note 3), the Company paid cash, net of cash acquired, of $51.6 million, and recorded non-cash value of stock issued and options assumed of $3.7 million and $6.5 million, respectively. The fair value of assets acquired, excluding the $60.8 million purchased in-process technology charged to operations, was $4.3 million, and liabilities of $2.6 million were assumed. In connection with the acquisition of Centrum in fiscal 1994 (see Note 3), the Company made a final payment in cash of $14.3 million in fiscal 1995.

In connection with the acquisitions in fiscal 1994 (see Note 3), the Company paid cash, net of cash acquired, of $98.1 million plus $14.3 million payable in August 1994, and recorded non-cash value of options assumed of $21.1 million. The fair value of assets acquired, excluding the $132.1 million purchased in-process technology charged to operations, was $35.6 million, and liabilities of $11.3 million were assumed.

See notes to supplemental consolidated financial statements.


Notes to Supplemental Consolidated Financial Statements
- -------------------------------------------------------

Note 1:  Description of Business and Basis of Presentation

Description of Business
- -----------------------
Founded in 1979, 3Com Corporation pioneered the data networking industry and is committed to providing customers global access to information. Today, 3Com offers a broad range of ISO 9000-compliant global data networking connectivity solutions which include routers, hubs, remote access servers, switches, adapters and network management for Ethernet, Token Ring, FDDI, ATM and other high-speed data networks. Headquartered in Santa Clara, California, 3Com has worldwide research and development, manufacturing, marketing, sales and support capabilities.

Basis of Presentation
- ---------------------
The supplemental consolidated financial statements of 3Com Corporation and subsidiaries (the Company) have been prepared to give retroactive effect to the merger with Primary Access Corporation on June 9, 1995. Generally accepted accounting principles proscribe giving effect to a consummated business combination accounted for by the pooling-of-interests method in financial statements that do not include the date of consummation. These financial statements do not extend through the date of consummation, however, they will become the historical consolidated financial statements of the Company after financial statements covering the date of consummation of the business combination are issued.


Note 2:  Significant Accounting Policies

Principles of consolidation. The consolidated financial statements include the accounts of 3Com Corporation and its wholly-owned subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.

Cash equivalents are highly liquid debt investments acquired with a maturity of three months or less.

Temporary cash investments consist of short-term investments acquired with maturities exceeding three months. Effective June 1, 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This statement requires the Company to classify debt and equity securities with readily determinable fair values as "held-to-maturity," "available-for-sale" or "trading". Adoption of SFAS 115 did not have a significant effect on the Company's financial position or results of operations. While the Company's intent is to hold debt securities to maturity, the Company has classified all securities held as available-for-sale securities as the sale of such securities may be required prior to maturity to implement management strategies. Such securities are reported at fair value with unrealized gains or losses excluded from earnings and reported as a separate component of shareholders' equity, net of applicable taxes. Prior to the adoption of SFAS 115, all investment securities were carried at amortized cost.

Concentration of credit risk and major customer. Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of investments and trade receivables. The Company invests in instruments with an investment credit rating of AA and better. The Company also places its investments for safekeeping with high-credit-quality financial institutions. Credit risk with respect to trade receivables is generally diversified due to the large number of entities comprising the Company's customer base and their dispersion across many different industries and geographies. The Company often sells its products through third-party distributors, and, as a result, may maintain individually significant receivable balances with major distributors. The Company believes that its credit evaluation, approval and monitoring processes substantially mitigate potential credit risks.

In fiscal 1995, the Company had one customer which accounted for approximately 11 percent of total sales. The Company did not have any customers which individually accounted for more than 10 percent of total sales in fiscal 1994 and 1993, respectively.

Inventories are stated at the lower of standard cost (which approximates first-in, first-out cost) or market.

Property and equipment is stated at cost. Equipment under capital leases is stated at the lower of fair market value or the present value of the minimum lease payments at the inception of the lease.

Purchased technology is included in other assets and is amortized over 2-4 years.

Depreciation and amortization are computed over the shorter of the estimated useful lives, lease terms, or terms of license agreements of the respective assets, on a straight-line basis--generally 2-7 years, except for buildings which are at 25 years.

Revenue recognition. The Company recognizes revenue and accrues related product return reserves, warranty and royalty expenses upon shipment. At the time of sale, no material vendor or post-contract support obligations remain outstanding, except as provided by separate service agreement, and collection of the resulting receivable is probable. Service and subscription revenue is recognized over the contract term. The Company extends limited product return and price protection rights to certain distributors and resellers. Such rights are generally limited to a certain percentage of sales over a three-month period. Historically, actual amounts recorded for product returns and price protection have not varied significantly from estimated amounts. The Company warrants products for periods which range from 90 days to life depending upon the product.

Foreign currency translations. For foreign operations with the local currency as the functional currency, assets and liabilities are translated at year-end exchange rates, and statements of operations are translated at the average exchange rates during the year. Gains or losses resulting from foreign currency translation are accumulated as a separate component of shareholders' equity.

For foreign operations with the U.S. dollar as the functional currency, assets and liabilities are translated at the year-end exchange rates except for inventories, prepaid expenses, and property and equipment, which are translated at historical exchange rates. Statements of operations are translated at the average exchange rates during the year except for those expenses related to balance sheet amounts that are translated using historical exchange rates. Gains or losses resulting from foreign currency translation are included in other income - net in the statements of operations and were not significant for any of the years presented.

Net income (loss) per common and equivalent share is computed using the weighted average number of common and common equivalent shares outstanding and the dilutive effects of stock options, using the treasury stock method. The effect of the assumed conversion of the 10.25% convertible subordinated notes was antidilutive for the periods presented.

Reclassifications. Certain prior year amounts have been reclassified to conform to the current year presentation.


Note 3:  Business Combinations

For the Year Ended May 31, 1995. On October 18, 1994, the Company acquired substantially all the assets and assumed substantially all the liabilities of NiceCom, Ltd. (NiceCom), and assumed all outstanding NiceCom stock options. The purchase price consisted of approximately $53.2 million which was paid using funds from the Company's working capital and the issuance of 93,162 shares of common stock of the Company, with an aggregate value of $3.7 million. In addition, the Company assumed stock options with an associated value of $5.7 million. NiceCom is engaged in the development of asynchronous transfer mode (ATM) switches and an Ethernet-to-ATM solution to provide a migration path from existing Ethernet LANs to ATM networking.

On October 14, 1994, the Company acquired all of the outstanding shares and assumed all outstanding stock options of a company engaged in the development of network adapter technology. The purchase price consisted of approximately $2.3 million in cash plus the assumption of stock options with an associated value of approximately $400,000. The purchase price was paid using funds from the Company's working capital.

The acquisitions were accounted for as purchases and, accordingly, the acquired assets and liabilities were recorded at their estimated fair market values at the dates of acquisitions. The aggregate purchase price of $61.6 million, plus $2.0 million of costs directly attributable to the completion of the acquisitions, has been allocated to the assets and liabilities acquired. Approximately $60.8 million of the total purchase price represented the value of in-process technology that had not yet reached technological feasibility and had no alternative future use and was charged to the Company's operations in the second quarter of fiscal 1995.

On February 28, 1995, the Company acquired AccessWorks Communications, a company involved in developing, manufacturing and marketing Integrated Services Digital Network (ISDN) transmission products. The acquisition was accounted for as a purchase. The purchase price and costs directly attributable to the completion of the acquisition were not significant.

The Company's consolidated results of operations include the operating results of the acquired companies from their acquisition dates. Pro forma results of operations of 3Com and the aforementioned acquired companies for the periods prior to the acquisitions are not presented as the amounts would not significantly differ from the Company's historical results.

On May 1, 1995, the Company acquired Sonix Communications Limited (Sonix) by issuing approximately 1.2 million shares of common stock for all of the outstanding stock of Sonix. Sonix develops, manufactures and markets a range of networking connectivity solutions using ISDN technology. The acquisition was accounted for as a pooling-of-interests. All financial data of the Company for fiscal 1995 has been restated to include the operating results of Sonix. As the historical operations of Sonix were not significant to any year presented, the Company's financial statements for prior years have not been restated and the financial effect of the prior year's results of operations of Sonix have been accounted for as a $2.1 million charge against retained earnings in fiscal 1995.

Subsequent Event. On June 9, 1995, the Company acquired Primary Access Corporation (Primary Access) by issuing approximately 2.3 million shares of common stock for all of the outstanding stock of Primary Access. The Company also assumed and exchanged all options and warrants to purchase Primary Access stock for options and warrants to purchase approximately 500,000 shares of the Company's common stock. Primary Access develops, manufactures and markets integrated network access systems. The acquisition was accounted for as a pooling-of-interests. All financial data of the Company for the periods prior to the acquisition were restated to include the historical financial data of Primary Access. Primary Access maintained its financial records on a 52-53 week fiscal year ending nearest to September 30. The May 31, 1994 restated consolidated balance sheet includes the balance sheet of Primary Access as of October 3, 1993. The restated consolidated statements of operations and cash flows for the years ended May 31, 1994 and 1993 include the Primary Access statements of operations and cash flows for the years ended October 3, 1993 and September 27, 1992, respectively.

The results of operations of Primary Access for the eight-month period ended May 31, 1994 reflected revenues of $14.6 million and net income of $780,000, which has been reported as an increase in the Company's fiscal 1995 retained earnings. No significant adjustments were required to conform the accounting policies of the Company and Primary Access. Financial information as of May 31, 1995 and for the year then ended reflects the Company's and Primary Access' operations for that period.


The following table shows the effect on the results of operations for the fiscal years in which the combinations of Sonix and Primary Access were effected:

(in thousands)             Year ended        Year ended        Year ended
	                     		  May 31, 1995      May 31, 1994      May 31, 1993
- --------------------------------------------------------------------------
Sales:
3Com                       $1,269,908         $826,995          $617,168
Primary Access                 30,382           24,052            13,798
Sonix                          25,403             -                 -
Combined                   $1,325,693         $851,047          $630,966
- --------------------------------------------------------------------------
Net income (loss):
3Com                       $  123,450         $(28,694)         $ 38,561
Primary Access                    293            4,478             1,116
Sonix                           2,256             -                 -
Combined                   $  125,999         $(24,216)         $ 39,677
- --------------------------------------------------------------------------

For the Year Ended May 31, 1994. On January 14, 1994, the Company acquired all of the outstanding shares of Synernetics, Inc. (Synernetics) and assumed all outstanding Synernetics stock options. The purchase price consisted of approximately $104.0 million, plus $3.3 million of stock options. A substantial portion of the purchase price was paid using funds from the Company's working capital. Synernetics is engaged in the development, manufacturing and marketing of LAN switching products.

On February 2, 1994, the Company acquired all of the outstanding shares of Centrum Communications, Inc. (Centrum) and assumed all outstanding Centrum stock options. The purchase price consisted of approximately $36.0 million, of which $16.0 million was paid in cash at the time of the acquisition and $14.3 million was paid in cash in August 1994 pursuant to the acquisition agreement. The remainder was associated with the value of the assumed stock options. Centrum is engaged in the development, manufacturing and marketing of remote access products and technology.

The acquisitions were accounted for as purchases and, accordingly, the acquired assets and liabilities were recorded at their estimated fair values at the dates of acquisition. The aggregate purchase price of $143.3 million, plus $13.1 million of costs directly attributable to the completion of the acquisitions, has been allocated to the assets and liabilities acquired. Approximately $132.1 million of the total purchase price represented in-process technology that had not yet reached technological feasibility and had no alternative future use and was charged to the Company's operations.

The Company's consolidated results of operations include the operating results of the acquired companies since their acquisition dates.

For the Year Ended May 31, 1993. On January 29, 1993, the Company acquired Star-Tek, Inc. (Star-Tek) by issuing approximately 3.5 million shares of common stock for all of the outstanding shares of Star-Tek. Star-Tek designs, manufactures and markets a range of Token Ring products focused primarily on the connectivity needs of larger organizations with IBM mainframe, mid-range and Token Ring LAN-based information systems. The acquisition was accounted for by the pooling-of-interests method. Star-Tek maintained its financial records on a fiscal year ending December 31. The results of operations of Star-Tek for the five-month period ended May 31, 1992 reflected net income of $1.6 million and pro-forma tax adjustment of $595,000, the sum of which has been reported as an increase in the Company's fiscal 1993 retained earnings.


Note 4:  Temporary Cash Investments

Available-for-sale securities consist of:

                                          						May 31, 1995
                     			       ------------------------------------------------
                                   					     Gross        Gross
			                            Amortized   Unrealized   Unrealized   Estimated
(in thousands)                    Cost       Gains        Losses     Fair Value
	                            			--------    -------      -------     ----------
State and municipal securities  $108,625     $214         $(22)       $108,817
Corporate debt securities         49,773       76           -           49,849
U.S. Government and agency
  securities                      25,633       39           -           25,672
	                            			--------     ----         -----       --------
Total                           $184,031     $329         $(22)       $184,338
                            				========     ====         =====       ========

There were no realized gains or losses for the year ended May 31, 1995.

The contractual maturity of available-for-sale securities at May 31, 1995 was as follows:

					 Amortized      Estimated
(in thousands)                             Cost         Fair Value
- ------------------------------------------------------------------

Within one year                           $142,158       $142,312
Over one year to two years                  41,873         42,026
	                                   				  --------       --------
Total                                     $184,031       $184,338
                                   					  ========       ========

Note 5:  Inventories

Inventories at May 31 consist of:

(in thousands)                              1995           1994
- ----------------------------------------------------------------
Finished goods                           $ 73,061        $44,876
Work-in-process                            14,035          8,248
Raw materials                              36,962         20,234
	                                   				 --------        -------
Total                                    $124,058        $73,358
                                   					 ========        =======


Note 6:  Property and Equipment

Property and equipment at May 31 consists of:

(in thousands)                             1995           1994
- ---------------------------------------------------------------
Land                                    $  1,303       $  1,303
Building                                   7,365          7,365
Machinery and equipment                  176,088        124,670
Furniture and fixtures                    19,564         14,647
Leasehold improvements                    16,771         15,477
Construction in progress                  15,613            -
	                                   				--------       --------
Total                                    236,704        163,462
Accumulated depreciation and
  amortization                          (126,255)       (95,399)
                                    					--------       --------
Property and equipment - net            $110,449       $ 68,063
	                                   				========       ========


Note 7:  Accrued and Other Liabilities

Accrued and other liabilities at May 31 consist of:

(in thousands)                             1995            1994
- ----------------------------------------------------------------
Accrued payroll and related expenses    $ 38,950         $22,048
Accrued product warranty                  20,769          14,102
Accrued cooperative advertising           12,015          11,544
Accrued payment to Centrum shareholders      -            14,267
Other accrued liabilities                 54,390          31,786
	                                   				--------         -------
Accrued and other liabilities           $126,124         $93,747
                                   					========         =======


Note 8:  Borrowing Arrangements and Commitments

In November 1994, the Company completed a private placement of $110 million aggregate principal amount of convertible subordinated notes under Rule 144A of the Securities Act of 1933. The notes mature in 2001. Interest is payable semi-annually at 10.25% per annum. The notes are convertible at the option of the note holders into the Company's common stock at an initial conversion price of $69.125 per share. Beginning in November 1997, the notes are redeemable at the option of the Company at an initial redemption price of 102.929% of the principal amount. The Company has reserved 1,591,320 shares of common stock for the conversion of these notes.

In July 1994, the Company signed a five-year lease for 225,000 square feet of office and manufacturing space to be built on land adjacent to its existing headquarters in Santa Clara. This arrangement provides the Company with an option to purchase the related property during the lease term, and at the end of the lease term the Company is obligated to either purchase the property or arrange for the sale of the property to a third party with a guaranteed residual value of up to $33.5 million to the seller of the property. The Company estimates that it will commence occupancy of portions of the facility in June 1995, with payments on the lease estimated to start in September 1995. Future minimum lease payments are included in the table below.

In April 1995, the Company signed an eight-year lease for 80,000 square feet of office and manufacturing space in Boxborough, Massachusetts to consolidate existing facilities in that area. Concurrent with this lease, the Company entered into an agreement pursuant to which the Company has the option to purchase the property in November 1995. Future minimum lease payments are included in the table below.

As of May 31, 1995, the Company had approximately $29 million in capital expenditure commitments, primarily associated with the expansion and upgrade of product manufacturing lines and facilities.

The Company has a $40 million revolving bank credit agreement which expires on December 31, 1996. Under the agreement, the Company may select among various interest rate options, including borrowing at the bank's prime rate. The agreement requires that the Company maintain certain financial ratios and minimum net worth. At May 31, 1995, all such requirements were met and there were no outstanding borrowings under the agreement. The Company has no restrictions on paying cash dividends on its common stock.

3Com Development Corporation, a wholly-owned subsidiary of 3Com, is a limited partner in a lease/joint venture arrangement to acquire and develop the Company's corporate offices in Santa Clara, which were initially occupied in the first quarter of fiscal 1991. Future minimum lease payments are included in the table below.

The Company leases its facilities and certain equipment under operating leases. Leases expire at various dates from 1996 to 2013 and certain facility leases have renewal options with rentals based upon changes in the Consumer Price Index or the fair market rental value of the property.

Future operating lease commitments are as follows:

(in thousands)
- --------------------------------------------------------------
Fiscal year
1996                                                   $20,648
1997                                                    17,975
1998                                                    13,242
1999                                                    12,247
2000                                                     9,919
Thereafter                                              15,416
	                                          					       -------
Total                                                  $89,447
                                          						       =======

Rent expense was $17.8 million, $14.0 million, and $14.1 million for fiscal 1995, 1994, and 1993, respectively.


Note 9:  Common Stock

The Company's common stock was split two-for-one on September 1, 1994 for shareholders of record on August 16, 1994. All applicable share and per share data in these financial statements have been restated to give effect to this stock split.

Shareholder Rights Plan. In September 1989, the Company's Board of Directors approved an amendment and restatement of the stock purchase rights plan and declared a dividend distribution of one common stock purchase right for each outstanding share of its common stock. The Company's Board of Directors approved an amendment and restatement of the rights plan in December 1994. The rights become exercisable based on certain limited conditions related to acquisitions of stock, tender offers and certain business combination transactions of the Company. In the event one of the limited conditions is triggered, each right entitles the registered holder to purchase for $250 a number of shares of 3Com common stock (or any acquiring company) with a fair market value of $500. The rights are redeemable at the Company's option for $.01 per right and expire on December 13, 2004.

Stock Option Plans. The Company has stock option plans under which employees and directors may be granted options to purchase common stock. Options are generally granted at not less than the fair market value at grant date, vest over a four-year period, and expire ten years after the grant date.

A summary of option transactions under the plans follows:

	                                  				Years ended May 31,
(in thousands except
 price per share)                 1995         1994         1993
- ----------------------------------------------------------------
Number of option shares:
Granted and assumed              3,660        4,815        4,383
Exercised                       (3,104)      (3,722)      (3,659)
Cancelled                         (594)        (448)        (651)
Outstanding at end of year      12,665       12,703       12,058
- ----------------------------------------------------------------
Option price per share:
Granted and assumed          $0.03-68.25  $0.44-30.88  $0.48-19.69
Exercised                     0.44-52.13   0.44-25.88   0.48-17.50
Cancelled                     0.73-52.19   0.45-28.19   0.48-17.55
Outstanding at end of year   $0.03-68.25  $0.44-30.88  $0.48-19.69


In connection with the fiscal 1995 purchase acquisitions discussed in Note 3, the Company assumed certain outstanding options to purchase common stock of the acquired companies and exchanged them for options to acquire 164,000 shares of the Company's common stock at exercise prices of $0.03 to $3.44 per share.

In connection with the acquisition of Primary Access in June 1995, the Company assumed certain outstanding options to purchase common stock of Primary Access and exchanged them for options to acquire 452,000 shares of the Company's common stock at excercise prices of $0.48 to $52.13 per share. The Company also assumed certain outstanding warrants to purchase common stock of Primary Access and exchanged them for warrants to acquire 27,000 shares of the Company's common stock at excercise prices of $4.52 to $9.77 as of May 31, 1995. The warrants expire through 1997.

At May 31, 1995, options for 5.3 million shares were exercisable, 4.8 million shares were available for future grants, and 17.4 million shares were reserved for issuance under the stock option plans.

Employee Stock Purchase Plan. The Company has an employee stock purchase plan, under which eligible employees may authorize payroll deductions of up to 10 percent of their compensation (as defined) to purchase common stock at a price not less than 85 percent of the lower of the fair market values as of the beginning or the end of the offering period. At May 31, 1995, 629,000 shares of common stock were reserved for issuance under this plan.

Restricted Stock Plan. The Company has a restricted stock plan, under which 200,000 shares of common stock were reserved for issuance at no cost to key employees. The shares are issued at the fair market value on the date of the grant. Any compensation expense is recognized as the granted shares vest over a one to four year period. Through May 31, 1995, 57,000 shares of common stock have been issued under this plan. At May 31, 1995, 143,000 shares were reserved for future issuance.

Stock Repurchase Program. The Board of Directors has authorized the Company to repurchase up to 15.0 million shares of common stock. Under this authorization, 12.3 million shares have been repurchased and the Company may repurchase up to an additional 2.7 million shares of common stock.


Note 10:  Foreign Exchange Contracts

Intercompany balances and balance sheet exposures. The Company enters into foreign exchange forward contracts to hedge certain balance sheet exposures and intercompany balances against future movements in foreign exchange rates. Gains and losses on the foreign exchange contracts are included in other income - net, which offset foreign exchange gains or losses from revaluation of foreign currency-denominated balance sheet items and intercompany balances.

At May 31, 1995 and 1994, the Company had outstanding foreign exchange forward contracts of $16.7 million and $14.6 million, respectively, excluding the foreign exchange contracts related to the Irish manufacturing facility. The contracts require the Company to exchange foreign currencies for U.S. dollars or vice versa, and generally mature in one month.

Irish manufacturing facility. The Company has entered into foreign exchange forward contracts to minimize fluctuation in the expected U.S. dollar cost of expanding its Irish manufacturing facility due to movements in the Irish pound to U.S. dollar exchange rate. Gains and losses on the forward contracts, when material, are included in construction in progress. At May 31, 1995, the outstanding foreign exchange contracts related to the construction in Ireland were $10.1 million. The contracts require the Company to exchange U.S. dollars for Irish pounds and have maturities from one to seven months.


Note 11:  Financial Instruments Fair Value Disclosure

The following summary disclosures are made in accordance with the provisions of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," which requires the disclosure of fair value information about both on- and off-balance sheet financial instruments where it is practicable to estimate the value. Fair value is defined in SFAS No. 107 as the amount at which an instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. It is not the Company's intent to enter into such exchanges.

Because SFAS No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements, any aggregation of the fair value amounts presented would not represent the underlying value of the Company.

                           				      May 31, 1995            May 31, 1994
                            				 ---------------------   ---------------------
	                            			 Carrying    Estimated   Carrying    Estimated
(in thousands)                    Amount    Fair Value    Amount    Fair Value
- ------------------------------------------------------------------------------
Assets:
  Cash and cash equivalents      $149,210    $149,210    $69,768     $69,768
  Temporary cash investments      184,338     184,338     63,413      63,208

Liabilities:
Convertible subordinated notes   $110,000    $138,050    $   -       $   -

Commitments:
  Foreign exchange contracts     $ 26,796    $ 26,782    $14,634     $14,648


The following methods and assumptions were used in estimating the fair values of financial instruments:

Cash and cash equivalents. The carrying amounts reported in the balance sheets for cash and cash equivalents approximate their estimated fair values.

Temporary cash investments, foreign exchange contracts and convertible subordinated notes. The fair value of temporary cash investments, foreign exchange contracts and convertible subordinated notes are based on quoted market prices.


Note 12:  License

In fiscal 1994, the Company licensed certain in-process wireless technology from Pacific Monolithics, Inc. This technology was still under development and, accordingly, $2.4 million of the $2.5 million cost of obtaining this license represented in-process technology and was charged to operations in fiscal 1994.


Note 13:  Non-recurring Items

Non-recurring items for the year ended May 31, 1995 consists of merger costs of $6.1 million related to the acquisitions of Sonix and Primary Access (see
Note 3) offset by a $1.1 million reduction in accrued costs associated with the fiscal 1991 restructuring based on revised estimates of future costs.

Non-recurring items for the year ended May 31, 1993 consists of the net cost of a litigation settlement of $3.6 million (see Note 17), and merger costs of $1.0 million related to the acquisition of Star-Tek (see Note 3), offset by a reduction in accrued restructuring costs of $3.3 million based on revised estimates of future costs.


Note 14:  Other Income - Net

Other income - net consists of:

(in thousands)                   1995         1994         1993
- -----------------------------------------------------------------
Interest income                $10,204       $4,033       $3,657
Interest expense                (6,874)        (164)        (419)
Other                               29         (556)      (2,038)
	                            			------       ------       ------
Total                           $3,359       $3,313       $1,200
                            				======       ======       ======


Note 15:  Income Taxes

The provision for income taxes consists of:

(in thousands)                   1995         1994         1993
- ----------------------------------------------------------------
Current:
  Federal                      $56,122      $31,880      $13,808
  State                         19,393        8,208        3,139
  Foreign                       22,537       16,771        8,293
	                     		       -------      -------      -------
Total current                   98,052       56,859       25,240
                     			       -------      -------      -------
Deferred:
  Federal                      (17,600)      (9,266)      (1,658)
  State                         (6,885)         -            -
  Foreign                          310        1,104       (1,846)
			                             -------      -------      -------
Total deferred                 (24,175)      (8,162)      (3,504)
	                     		       -------      -------      -------
Total                          $73,877      $48,697      $21,736
                     			       =======      =======      =======


The components of the net deferred tax asset consist of:

(in thousands)                                1995         1994
- -----------------------------------------------------------------
Deferred tax assets:
  Amortization and depreciation             $29,180      $ 4,168
  Reserves not recognized for tax purposes   32,324       32,289
  Other                                      15,092        4,505
  Valuation allowance                        (6,845)      (8,274)
	                                   				    -------      -------
Total deferred tax asset                     69,751       32,688
                                   					    -------      -------
Deferred tax liabilities -
  Unremitted earnings                       (12,828)         -
  Net unrealized gain on securities
    available-for-sale                         (123)         -
  Other                                         (85)         (25)
	                                   				    -------      -------
Net deferred tax asset                      $56,715      $32,663
                                   					    =======      =======


Valuation allowance relates primarily to expenses, the realization of which is not assured on future state income tax returns. The valuation allowance decreased $1.4 million in fiscal 1995, and increased $926,000 and $1.1 million in 1994 and 1993, respectively.

Tax carryforwards of acquired businesses consist of $1.0 million and $800,000 of net operating loss and tax credit carryforwards, respectively, that expire in 2004 through 2008.

The provision for income taxes differs from the amount computed by applying the federal statutory income tax rate to income before taxes as follows:

	                            			  1995         1994         1993
- ----------------------------------------------------------------
Tax computed at federal
  statutory rate                  35.0%        35.0%        34.0%
State income taxes, net
  of federal effect                4.1          3.6          3.4
Foreign sales corporation         (0.6)        (4.2)        (1.2)
Tax exempt investment income      (0.8)        (4.5)        (1.5)
Benefit of net operating loss
  carryforwards                     -          (7.4)        (0.8)
Provision for combined foreign
  and U.S. taxes on certain
  foreign income at rates less
  than U.S. rates                 (4.1)        (6.0)        (0.4)
Research tax credits              (1.5)        (6.9)        (0.2)
Non-deductible purchased
  in-process technology            3.0        192.7           -
Effect of tax law changes           -          (5.1)          -
Other                              1.9          1.7          2.1
	                             			 -----         ----         ----
Total                             37.0%       198.9%        35.4%
                            				  ====        =====         ====


Income before income taxes for the years ended 1995, 1994, and 1993 includes income of $131.2 million, $58.2 million and $18.7 million from the Company's foreign subsidiaries. The Company has not provided for federal income taxes on approximately $38.7 million of undistributed earnings of foreign subsidiaries, which the Company intends to reinvest in subsidiary operations indefinitely. If such undistributed earnings were to be remitted, the related tax liability would be approximately $10.7 million.


Note 16:  Geographic Area Information

The Company operates in a single industry segment: the design, manufacture, marketing, and support of data networking systems. The Company's foreign operations consist primarily of central distribution and order administration, manufacturing and research and development facilities in Western Europe, and sales, marketing and customer service activities conducted through sales subsidiaries throughout the world.

Sales, operating income and identifiable assets, classified by the major geographic areas in which the Company operates, are as follows:

(in thousands)                     1995         1994         1993
- ----------------------------------------------------------------
Revenues from unaffiliated
  customers:
United States operations     $  623,153     $423,888     $322,677
Export sales from United
  States operations             179,225      103,127       69,237
European operations             523,151      324,032      224,891
Other                               164          -         14,161
	                     		     ----------     --------     --------
Total                        $1,325,693     $851,047     $630,966
	                     		     ==========     ========     ========

Transfers from geographic areas
 (eliminated in consolidation):
United States operations       $144,862     $112,418     $101,570
European operations             123,360       52,595       39,920
Other                               439          -         23,354
	                     		       --------     --------     --------
Total                          $268,661     $165,013     $164,844
                     			       ========     ========     ========

Operating income (loss):
United States operations       $ 79,117     $(55,869)    $ 40,393
European operations             141,367       63,306       23,757
Other                            (2,149)         587         (212)
Eliminations                    (21,818)      (4,602)      (3,725)
	                     		       --------     --------     --------
Total                          $196,517     $  3,422     $ 60,213
                     			       ========     ========     ========

Identifiable assets:

United States operations       $647,072     $345,548
European operations             235,634      123,144
Other                            10,009        2,498
Eliminations                    (34,909)     (13,950)
	                     		       --------     --------
Total                          $857,806     $457,240
                     			       ========     ========


Operating income (loss) for the United States operations for the years ended May 31, 1995 and 1994 included charges of approximately $60.8 million and $134.5 million, respectively, for purchased in-process technology resulting from the Company's acquisitions in those years. Transfers between geographic areas are accounted for at prices representative of unaffiliated party transactions.


Note 17:  Litigation

In August 1989, four class action lawsuits were filed in the United States District Court for the Northern District of California naming the Company and certain of its directors and officers as defendants. The suits, which were consolidated into a single action, alleged that defendants misrepresented or failed to disclose material facts about the Company's operations and financial results, which plaintiffs contended artificially inflated the price of the Company's securities during the period December 6, 1988 to August 7, 1989.

In April 1993, the Company and plaintiffs reached an agreement to settle the consolidated action in its entirety. Although the Company believes that the claims asserted in the class action were without merit, the Company believed it was in the best interest of its shareholders to settle the case due to the continuing costs of defense, the distraction of management's attention and the uncertainties inherent in any litigation. The principal terms of the agreement called for a settlement of $9.9 million, a substantial portion of which was paid by the Company's insurance carrier.





No dealer, salesman or other                    483,309 Shares
person has been authorized to
give any information or to make
any representations other than
those contained or incorporated                3COM CORPORATION
by reference in this Prospectus
in connection with the offering
described herein, and, if given
or made, such information or                     COMMON STOCK
representation must not be
relied upon as having been
authorized by the Company or by
any Underwriter.  This
Prospectus does not constitute                  ---------------
an offer to sell, or a
solicitation of an offer to buy,                  PROSPECTUS
any securities other than the
registered securities to which                  ---------------
it relates, or an offer to sell,
or a solicitation of an offer to
buy, in any jurisdiction in
which it is unlawful to make
such offer or solicitation.
Neither the delivery of this
Prospectus nor any sale made
hereunder shall, under any
circumstances, create an
implication that there has been
no change in the affairs of the
Company since the date hereof or
that the information contained
herein is correct as of any time
subsequent to the date hereof.




	TABLE OF CONTENTS

Available Information
Incorporation of Certain
  Documents by Reference
The Company
Risk Factors
Material Changes
Selling Shareholders
Plan of Distribution
Use of Proceeds
Legal Matters
Experts




				   PART II

		    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

	The following table sets forth the costs and expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates except the Securities and Exchange Commission registration fees and NASD filing fee.

						      To be Paid
							By The
						      Registrant
						      ----------

  SEC Registration Fee                                 $11,083
  NASD filing fee                                       17,500
  Accounting fees and expenses                          25,000
  Transfer agent and registrar fees and expenses           -0-
  Blue Sky fees and expenses (including counsel fees)      -0-
  Legal fees and expenses                                7,000
  Miscellaneous expenses                                 1,000
                                          						       -------
    Total                                              $61,583
                                          						       =======

	The Company intends to pay all expenses of registration, issuance and distribution, excluding Underwriter's discounts and commissions, with respect to those shares being sold by the Selling Shareholders.


Item 15.  Indemnification of Directors and Officers.

	The Company's Bylaws provide that the Company shall indemnify its directors, officers, employees, and agents to the full extent permitted by the California Corporation Law, including in circumstances in which indemnification is otherwise discretionary under such law. In addition, with the approval of the Board of Directors and the shareholders, the Company has entered into separate indemnification agreements with its directors, officers and certain employees which require the Company, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature) and to obtain directors' and officers' insurance, if available on reasonable terms.


Item 16.  Exhibits.

	The following exhibits are filed with this Registration
Statement:

Exhibit
Number  Exhibit Title
- ------  -------------

5.1 Opinion and Consent of Gray Cary Ware & Freidenrich, A Professional Corporation.

23.1    Consent of Deloitte & Touche LLP.

23.2    Consent of KPMG Peat Marwick LLP.

23.3 Consent of Gray Cary Ware & Freidenrich, A Professional Corporation, is included in Exhibit 5.1.

24.1* Power of Attorney is included in the Signature Page contained in Part II of the Registration Statement.

* Included with previous filing.


Item 17.  Undertakings.

	The undersigned Registrant hereby undertakes:

	(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933 (the "Securities Act"); (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that clauses (1)(i) and
(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or
Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

	(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

	(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

	The undersigned Registrant hereby undertakes that for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

	The undersigned Registrant hereby undertakes that:

	(1) For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

	(2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.



				 SIGNATURES

	Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, State of California, on the 30th day of June, 1995.

				    3COM CORPORATION



				    By: /s/ Christopher B. Paisley
					------------------------------
					    Christopher B. Paisley
					    Vice President, Finance and
					    Chief Financial Officer


	Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement on Form S-3 has been signed below on June 30, 1995 by the following persons in the capacities indicated.

     Signature                                       Title


/s/ Eric A. Benhamou*               President, Chief Executive Officer,
- -----------------------------       and Director (Principal Executive Officer)
    Eric A. Benhamou


/s/ Christopher B. Paisley          Vice President, Finance and Chief Financial
- -----------------------------       Officer (Principal Financial Officer and
    Christopher B. Paisley          Principal Accounting Officer)


/s/ James L. Barksdale*                             Director
- -----------------------------
    James L. Barksdale


/s/ Gordon A. Campbell*                             Director
- -----------------------------
    Gordon A. Campbell


- -----------------------------                       Director
    David W. Dorman


/s/ Jean-Louis Gassee*                              Director
- -----------------------------
    Jean-Louis Gassee


/s/ Stephen C. Johnson*                             Director
- -----------------------------
    Stephen C. Johnson


/s/ Philip C. Kantz*                                Director
- -----------------------------
    Philip C. Kantz


/s/ William F. Zuendt*                              Director
- -----------------------------
    William F. Zuendt


*By:  /s/ Christopher B. Paisley
      ---------------------------
	(Christopher B. Paisley, Attorney-in-Fact)



			     INDEX TO EXHIBITS

Exhibit No.
- -----------

5.1     Opinion and Consent of Gray Cary Ware & Freidenrich,
	A Professional Corporation

23.1    Consent of Deloitte & Touche LLP

23.2    Consent of KPMG Peat Marwick LLP

23.3    Consent of Gray Cary Ware & Freidenrich (included in Exhibit 5.1)





Exhibit 5.1

June 29, 1995



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

	Re:     3Com Corporation
		Registration Statement on Form S-3,
		filed on June 22, 1995 (Registration No. 33-60497)

Gentlemen and Ladies:

	As legal counsel for 3Com Corporation, a California corporation (the "Company"), we are rendering this opinion in connection with the preparation and filing of a registration statement on Form S-3, filed with the Securities and Exchange Commission on June 22, 1995 and as may be amended (the "Registration Statement"), relating to the registration under the Securities Act of 1933, as amended, of 483,309 shares of Common Stock issued by the Company pursuant to an Acquisition and Exchange Agreement dated March 22, 1995 between the Company and the shareholders of Sonix Communications Limited, a company formed and registered in England.

	We have examined such instruments, documents and records as we deemed relevant and necessary for the basis of our opinion hereinafter expressed. In such examination, we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies.

	Based on such examination, we are of the opinion that the 483,309 shares of Common Stock of the Company being registered pursuant to the Registration Statement and to be sold by the selling shareholders are duly authorized shares of Common Stock and are validly issued, fully paid, and nonassessable.

	We hereby consent to the filing of this opinion as an exhibit to the Registration Statement referred to above and the use of our name wherever it appears in said Registration Statement.

Respectfully submitted,



/s/ Gray Cary Ware & Freidenrich
- --------------------------------
GRAY CARY WARE & FREIDENRICH
A Professional Corporation





Exhibit 23.1

		      CONSENT OF DELOITTE & TOUCHE LLP


We consent to the use in Amendment No. 1 to Registration Statement No. 33-60497 of 3Com Corporation on Form S-3 of our report dated June 14, 1995, appearing in the Annual Report on Form 10-K of 3Com Corporation for the year ended May 31, 1995, and to the use of our report dated June 28, 1995 (which includes an emphasis paragraph relating to the restatement of the supplemental consolidated financial statements for a pooling of interests subsequent to the date of the historical financial statements), appearing in the Prospectus, which is part of this Registration Statement. We also consent to the reference to us under the heading "Experts" in such Prospectus.


/s/ Deloitte & Touche LLP
- -------------------------
DELOITTE & TOUCHE LLP

San Jose, California
June 28, 1995





Exhibit 23.2

		      CONSENT OF KPMG PEAT MARWICK LLP


The Board of Directors
Primary Access Corporation:

We consent to the use of our report included herein relating to the balance sheet of Primary Access Corporation as of October 3, 1993, and the related statements of operations, stockholders' equity (deficit), and cash flows for the fifty-three weeks ended October 3, 1993 and the fifty-two weeks ended September 27, 1992 (not presented herein), and to the reference to our firm under the heading "Experts" in the Prospectus.






				  /s/     KPMG Peat Marwick LLP

San Diego, California
June 29, 1995